SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                        Commission File No. 333-102555

      | | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q | | Form NSAR

For the period ended: June 30, 2008

| |   Transition Report on Form 10-K
| |   Transition Report on Form 20-F
| |   Transition Report on Form 11-K
| |   Transition Report on Form 10-Q
| |   Transition Report on Form NSAR

For the transition period ended:

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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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 If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

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Part I-Registrant Information
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  Full name of Registrant:            Invicta Group, Inc.
  Former name if Applicable:
  Address of Principal Executive Office
    (Street and Number):              1165 North Clark Street, Suite 410
  City, State and Zip Code:           Chicago, Illinois 60610

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Part II-Rule 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

          (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|
          (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company's management is completing its review of financial and other information and it anticipates that it will complete the review within the five day period.

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Part IV-Other Information
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   (1)    Name and telephone number of person to contact in regard to this notification:

          Paul Sorkin                         312             867-0033
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             (Name)                         (Area Code)    (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                               |X| Yes   | | No
If the answer is no, identify report(s)


   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |X| Yes   | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Begin Explanation:

                            INVICTA GROUP INC. AND SUBSIDIARY
                          CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

									2008		2007
									---------------	---------------

Revenues earned								$26,724 	$54,013

Selling, general, and administrative expenses				281,229 	535,267.00
									---------------	---------------
Income (loss) from operations before other income and expense		(254,505)	(481,254)

Other income and (expense)
	Interest expense - related parties				(3,500)		(8,825)
	Interest expense					 	(2,945)		(89,880)
	Gain on forgiveness of debt					2,378,026 	-
	Valuation allowance on aquired assets				(2,000,000)	-
									---------------	---------------
Net income (loss) before provision for income taxes			117,076 	(579,959)

Provision for income taxes						- 		-
									---------------	---------------
Net income (loss)							$117,076 	$(579,959)
									===============	===============
Net income (loss) per share weighted average share, basic
	and diluted							$0.00 		($6.55)
									===============	===============
Weighted average shares outstanding, basis and diluted			54,877,067 	88,601
									===============	===============

	On June 27, 2008 we closed (the "Closing") on the acquisition of certain assets from Image Worldwide, Inc., a Colorado corporation (the "Seller") in accordance with the Asset Purchase Agreement (dated June 23,
2008) (the "Agreement").

	While the Agreement involved the purchase of certain assets from the Seller, the Agreement also included other transactional understandings and commitments as summarized below.

	In connection with the purchase of assets from the Seller, we acquired the following assets (the "Assets") in accordance with the Agreement:


(a)	City Book Savings Website  www.CityBooksavings.com;

(b)	Domain name - www.CityBooksavings.com;

(c)	Database of clients; and

(d)	Future business.

	The Assets were acquired from the Seller in exchange for our issuance of 5,000,000 shares of our newly-designated Series G Preferred Stock (the "Series G Stock"). Each share of the Series G Preferred Stock has 1,000 votes per share (and is entitled to vote with our Common Stock on all matters submitted to our common stockholders), is convertible into 1,000 shares of our common stock, and has a liquidation right to 1,000 shares of our Common Stock. We did not assume any liabilities of the Seller in purchasing the Assets. This Series G Preferred Stock was valued at $2,000,000, the fair market value of the underlying common stock at the date of the transaction. The company took an immediate $2,000,000 valuation allowance against the computed value of the purchased assets.

The Seller, and its current officers and directors also agreed to the following additional understandings and commitments and as set forth in the Agreement. They are as follows.

	First, the Seller agreed to pay the sum of $27,500 to the Invicta Bank Account on or before the closing.

	Second, we entered into a consulting agreement with Mr. William G. Forhan, a Director, and agreed to pay him the sum of $36,250 within 30 days after the Closing and an amount equal to 12.50% of the net proceeds that we receive (after the bridge loans) from our future efforts to raise additional capital but no more than $62,500 during the 15 month period from and after the Closing. The term of the consulting agreement is nine months.

	Third, we entered into a consulting agreement with Mr. Richard David Scott, a Director, and agreed to pay him the sum of $36,250 within 30 days after the Closing and an amount equal to 12.50% of the net proceeds that we receive (after the bridge loans) from our future efforts to raise additional capital but no more than $62,500 during the 15 month period from and after the Closing. The term of the consulting agreement is nine months.

	Fourth, we agreed to transfer the lease (and all associated assets) for our current office in Florida to Mr. Forhan and Mr. Scott.

	Fifth and in exchange for certain Series C Preferred Stock issued to or issuable to Mr. Forhan and Mr. Scott, we agreed to grant the following Common Stock Purchase Warrants (the "Warrants"): 2,473,120 Warrants to Mr. William
G. Forhan; 1,451,612 Warrants to Mr. Richard David Scott; and 1,075,268 Warrants to Ms. Mercedes Henze. All of the Warrants are to be issued with a restricted securities legend pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933 since each of the above persons are officers and Directors of the Company and each has full and unrestricted access to all of our books and records sufficient to allow each to make an informed investment decision. The warrants were valued at $2,000. The Black-Scholes valuation model was used to determine the fair value of the warrants at the time of issuance

	Sixth, we confirmed the prior issuance of the following Common Stock Purchase Options (the "Options"): 4,000,000 Options to Mr. William G. Forhan, a Director; 2,000,000 Options to Mr. Richard David Scott, a Director; and 160,000 Options to Mercedes Henze, an officer. All of the Options are to be issued with a restricted securities legend pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933 since each of the above persons are officers and/or Directors of the Company and each has full and unrestricted access to all of our books and records sufficient to allow each to make an informed investment decision.

	Seventh, we agreed that all of the Series E Preferred Stock issued to or issuable to Mr. William G. Forhan, a Director and to Mr. Richard David Scott, a Director are to be exchanged for our issuance of 26,666 shares of our Series H Preferred Stock to Mr. Forhan and for our issuance of 26,666 shares of our Series H Preferred Stock to Mr. Scott, respectively. All of the shares of the Series H Preferred Stock are to be issued with a restricted securities legend pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933 since each of the above persons are officers and Directors of the Company and each has full and unrestricted access to all of our books and records sufficient to allow each to make an informed investment decision.

	Eighth, we accepted the resignations of Mr. Forhan, Mr. Scott, and Ms. Henze, as officers and Directors of the Company and we elected Paul Sorkin as President, Chief Executive Officer, and Chairman of the Company.

	Ninth, Mr. Forhan, a Director, agreed to assign a $320,671 Promissory Note (dated September 30, 2002 and previously issued by the Company) (the "Note") to a party designated by the Seller. We have been informed that the
Note is to be assigned to a third party. In addition section 2.4 of the agreement states that the
Purchaser, the Seller, and each member of the Review Committee each acknowledge and agree that:

"At Closing, the Purchaser shall be solely liable for the liabilities which shall include an aggregate of twelve thousand seven hundred eighty-five dollars ($12,785) of accrued and unpaid liabilities and the obligations owed to Golden Gate Investors". As a result of this provision the Company realized a gain on forgiveness of debt totaling $2,378,026 in connection with this purchase transaction.

End of Explanation.

                              Invicta Group, Inc.
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                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:			Invicta Group, Inc.


				By: /s/ Paul Sorkin
				    Name: Paul Sorkin
				    Title: CEO

Date:	8/13/08

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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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